CUSIP No. 221005 10 1                                          Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)[FN]1

                           Corvas International, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   221005 10 1
                                 (CUSIP Number)

Jeremy L. Curnock Cook                     John C. MacMurray, Esq.
Rothschild Asset Management Ltd.           Reboul, MacMurray, Hewitt,
Five Arrows House                          Maynard & Kristol
St. Swithin's Lane                         45 Rockefeller Plaza
London EC4N 8NR England                    New York, New York  10111
Tel. 011-171-280-5000                      Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 16, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 221005 10 1                                          Page 2 of 5 Pages


1)   Name of Reporting Person                       International
     S.S. or I.R.S. Identification                  Biotechnology
     No. of Above Person                            Trust plc

2)   Check the Appropriate Box                            (a) [ ]
         if a Member of a Group                           (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                    WC

5)   Check if Disclosure of
     Legal Proceedings is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                    United Kingdom

Number of                    7)   Sole Voting       2,175,837 shares of
Shares Beneficially               Power             Common Stock, $.001
Owned by                                            par value ("Common
Reporting Person                                    Stock")

                             8)   Shared Voting
                                  Power                 -0-

                             9)   Sole Disposi-     2,175,837 shares of
                                  tive Power        Common Stock

                             10)  Shared Dis-
                                  positive Power        -0-


11)  Aggregate Amount Beneficially                  2,175,837 shares of
     Owned by Each Reporting Person                 Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                 12.44%
     Amount in Row (11)

14)  Type of Reporting
     Person                                         CO

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CUSIP No. 221005 10 1                                          Page 3 of 5 Pages

                         Amendment No. 2 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 9, 1996, as amended by Amendment No.1 thereto filed with the Securities and Exchange Commission on September 24, 1999 (as amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended by adding the following thereto:

          This statement relates to the transactions by IBT in the shares of Common Stock of the Issuer consummated by IBT from the period February 1, 2000 through March 1, 2000, including the exercise by IBT on February 9, 2000 of warrants to purchase an aggregate 1,561,337 shares of Common Stock. The source of funds for such exercise was IBT's working capital, or funds available for investment.

Item 5.  Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          (a) Based on a total of 17,488,391 shares of Common Stock outstanding, IBT owns 2,175,837 shares of Common Stock, or approximately 12.44% of the Common Stock outstanding.

          (b) Except as described in Item 6 of the Schedule 13D, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as set forth in Item 3 above and as set forth below, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days. In addition to the exercise of the warrants, the following transactions were effected by IBT:

          On February 14, 2000, IBT sold an aggregate 90,000 shares of Common Stock on the open market at a per share price of $13.94.

          On February 15, 2000, IBT sold an aggregate 30,000 shares of Common Stock on the open market at a per share price of $14.75.


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CUSIP No. 221005 10 1                                          Page 4 of 5 Pages

          On February 16, 2000, IBT sold an aggregate 95,000 shares of Common Stock on the open market at a per share price of $14.85.

          On February 17, 2000, IBT sold an aggregate 123,000 shares of Common Stock on the open market at a per share price of $ 15.50.

          On February 18, 2000, IBT sold an aggregate 119,500 shares of Common Stock on the open market at a per share price of $15.98.

          On February 22, 2000, IBT sold an aggregate 18,000 shares of Common Stock on the open market at a per share price of $14.94.

          On February 23, 2000, IBT sold an aggregate 20,000 shares of Common Stock on the open market at a per share price of $13.70.

          On February 24, 2000, IBT sold an aggregate 70,000 shares of Common Stock on the open market at a per share price of $13.60.

          On February 25, 2000, IBT sold an aggregate 30,000 shares of Common Stock on the open market at a per share price of $14.29.

          On February 28, 2000, IBT sold an aggregate 120,000 shares of Common Stock on the open market at a per share price of $12.17.

          On February 29, 2000, IBT sold an aggregate 120,000 shares of Common Stock on the open market at a per share price of $12.30.

          On March 1, 2000, IBT sold an aggregate 250,000 shares of Common Stock on the open market at a per share price of $16.30.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by IBT.

          (e) Not applicable.

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CUSIP No. 221005 10 1                                          Page 5 of 5 Pages
                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2000

                                           INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                            By: /s/Jeremy L. Curnock Cook
                                                    Director